Exhibit 99.6

ASX/NASDAQ ANNOUNCEMENT

COVID-19 information relating to Scheme Meeting

Melbourne – 17 March 2020 – Benitec Biopharma Limited (Benitec or the Company) (ASX:BLT; NASDAQ:BNTC; NASDAQ:BNTCW) announced on 7 February 2020 that a meeting of Benitec’s ordinary shareholders (Benitec Shareholders) will be convened to consider a scheme of arrangement under which Benitec Biopharma Inc., a newly formed US corporation, will become the parent company of the Benitec group of companies to effect a re-domiciliation from Australia to the United States of America (Scheme Meeting).

The Scheme Meeting will be held as scheduled at 10:00 am (AEDT) on Thursday, 26 March 2020 at Grant Thornton, Collins Square, Tower 5, 727 Collins Street, Melbourne, Victoria 3008.

Benitec advises that, in light of the Coronavirus (COVID-19) situation, Benitec Shareholders intending to attend the meeting in person will be required to comply with the venue’s COVID-19 policy: https://www.grantthornton.com.au/en/news-centre/grant-thornton-australias-response-to-coronavirus-covid-19/.

Consistent with the recent Government imposed self-quarantine requirements, attendees must disclose whether they have visited overseas locations in the 14 days prior to the Scheme Meeting and, if so, may be declined entry into the premises.

Given the circumstances, Benitec encourages all Benitec Shareholders to submit their votes by proxy rather than attending in person prior to close of proxy submission on 10:00 am (AEDT) on Tuesday, 24 March 2020.

As Benitec’s Executive Chairman Dr Jerel Banks resides in the US, he will be attending by teleconference.  Representatives from Jones Day, the Company’s legal advisers, will also attend by teleconference due to COVID-19 internal travel policies.

------ End -----

Lodgement Authorisation

This announcement was authorised for lodgement with the ASX by the Benitec Disclosure Committee, pursuant to its Continuous Disclosure Policy.

About Benitec Biopharma Limited

Benitec Biopharma Limited (ASX: BLT; NASDAQ: BNTC; NASDAQ: BNTCW) is a clinical-stage biotechnology company focused on the development of novel genetic medicines. The proprietary platform, called DNA-directed RNA interference, or ddRNAi, combines RNA interference, or RNAi, with gene therapy to create medicines that facilitate sustained silencing of disease-causing genes following a single administration. Based in Melbourne, Australia with laboratories in Hayward, California (USA), and collaborators and licensees around the world, the Company is developing ddRNAi-based therapeutics for chronic and life-threatening human conditions including oculopharyngeal muscular dystrophy (OPMD), and chronic hepatitis B.

Safe Harbor Statement:

This press release contains "forward-looking statements" within the meaning of section 27A of the US Securities Act of 1933 and section 21E of the US Securities Exchange Act of 1934. Any forward-looking statements that may be in this ASX/Nasdaq announcement are subject to risks and uncertainties relating to the difficulties in Benitec's plans to develop and commercialise its product candidates, the timing of the initiation and completion of preclinical and clinical trials, the timing of patient enrolment and dosing in clinical trials, the timing of expected regulatory filings, the clinical utility and potential attributes and benefits of ddRNAi and Benitec's product candidates, potential future out-licenses and collaborations, the intellectual property position and the ability to procure additional sources of financing. Accordingly, you should not rely on those forward-looking statements as a prediction of actual future results.

Investor Relations

M Group Strategic Communications Jay Morakis Managing Director Tel: +1 646 859 5951 Email: jmorakis@MGroupSC.com